SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02017221

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For 9 September 2002

STAGECOACH GROUP
(Translation of registrant's name into English)

10 Dunkeld Road
Perth, PH1 5TW
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __√__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No __√__

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Stagecoach Group plc

2. Name of director

Graham Eccles

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Graham Eccles

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Graham Eccles

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Graham Eccles

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of free shares under the I R approved Stagecoach Profit Sharing Scheme

7. Number of shares / amount of stock acquired

257

8. Percentage of issued class

0%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

£0.341

13. Date of transaction

3 September 2002

14. Date company informed

3 September 2002

15. Total holding following this notification

16879

16. Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Alan Whitnall

01738 442111/642018

25. Name and signature of authorised company official responsible for making this notification

Alan Whitnall

Date of Notification

3 September, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By:

Name: Derek Scott
Title: Company Secretary

Dated: 9 September 2002